UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-34975

IMRIS INC.
(Translation of registrant's name into English)

100-1370 Sony Place, Winnipeg, Manitoba, Canada R3T 1N5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K shall be incorporated by reference as an exhibit to the Registration Statement No. 333-199241 of IMRIS Inc. on Form F-3.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMRIS Inc.
(Registrant)

Date: May 19, 2015	By:	/s/ Jay D. Miller
_____________________________________
	Name:	Jay D. Miller
	Title:	President and CEO

EXHIBIT INDEX

99.1	Material Change Report
99.2	News Release Dated May 19, 2015 - IMRIS Executive Vice Presidents of Global Sales and Global Customer Service Leave the Company